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                                                                      EXHIBIT 9

Company plans to file the following information in an amendment to its Form 10-K for fiscal year 1996:

EXECUTIVE COMPENSATION DISCLOSURES

         Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that may incorporate future filings (including this proxy statement, in whole or in part), the following Report of the Compensation Committee on Executive Compensation and the Performance Graph below shall not be incorporated by reference in any such filings.

Report of the Compensation Committee on Executive Compensation

         Compensation Policy

         The Compensation Committee of the Board of Directors (the "Committee") is comprised of five outside directors who are not employees of the Corporation. As part of its duties, the Committee oversees the Corporation's executive compensation programs and approves all salary and incentive compensation of the corporate officers. The Committee also administers employee benefits such as stock option plans, employee stock purchase plans, and employee savings (401(k)) plans. The Committee annually evaluates the compensation paid to its executive officers in light of the Corporation's performance, including base salary, payments made under the Management Annual Incentive Plan, and options granted under the 1992 Long-Term Incentive Plan.

         In accordance with the Compensation Policy adopted by the Committee, the goals of the Corporation's compensation programs, applicable to all employees, are to:

1. Attract and retain highly competent employees; and pay them market value for their positions.

2. Motivate each employee to achieve and maintain a maximum performance level and to reward the employee accordingly. Ensure that employees in similar positions of scope and responsibility receive similar base pay given comparable levels of experience, responsibility, and performance.

3. Ensure that salary decisions are based on performance. Allow for special increases for employees whose learning curve and contribution enhances their market value faster than their peers for their performance, placing them outside of expected norms (merit).

         The Committee believes that base salary and the Management Annual Incentive Plan are important elements of the Corporation's cash compensation program. The Committee further believes that the focus of the Corporation's compensation strategy must be on producing long-
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term results which, in turn, will create a competitive advantage for the
Corporation. The long-term compensation strategy, which includes the 1992 Long-Term Incentive Plan described below, serves to promote value growth and to align the interests of the Chief Executive Officer ("CEO") and the other executive officers with those of the shareholders.

         The Corporation's overall compensation philosophy helps to ensure the proper balance of short-term and long-term results. As performance goals are met or exceeded, total shareholder value is increased and the Corporation's executives are rewarded accordingly.

         The 1993 Omnibus Budget Reconciliation Act provides for a denial of a tax deduction to the Corporation for compensation paid to any officer listed in the Summary Compensation Table in excess of $1 million in any one year. There are exceptions to this provision for certain types of performance-based plans. The Committee expects to be able to structure and administer the Corporation's compensation plans so as to avoid the loss of deductions.

         Base Salary

         Executive base salaries are structured to compensate executives in proportion to the value of their services and, within the means of the Corporation, compare favorably with competitive employers. Base salaries are reviewed annually by the Committee based on each individual's performance and the external market. The Committee uses outside consultants and published compensation survey data to review competitive rates of pay, to establish salary ranges, and to set target base salary and management incentive levels. The amount of the base salary is determined by the grade level assigned to the executive and then adjusted up or down by various factors including job responsibilities and the individual's experience and managerial performance.

         The Management Annual Incentive Plan

         The Management Annual Incentive Plan (the "Incentive Plan") provides an opportunity for key management personnel to earn an annual cash incentive based on their ability to increase the long-term value growth of the Corporation. Currently, there are approximately 307 eligible participants in the Incentive Plan.

         For the last fiscal year, no annual incentive was paid to those individuals located in the U.S. Mr. Hough was paid an annual cash incentive based on the performance of Van Waters & Rogers Ltd. Mr. Ellwood was paid an annual cash incentive based on the performance of Univar Europe.

         The Incentive Plan has historically provided that an annual incentive will be based on a ratio of Profit attained to Capital employed ("P/C"). In accordance with the terms of the Incentive Plan, target P/C ratios are set for each subsidiary and for the executive office. The mix of base salary to annual incentive is related to the executive's grade level. Executives at higher grade levels have a greater percentage of their total cash compensation dependent upon the accomplishment of the Corporation's overall business objectives, i.e., the higher the executive grade level, the greater the proportion of annual compensation that is at risk. At the end of each
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fiscal year, the President/CEO and the subsidiary presidents evaluate the performance of participants against the approved Incentive Plan targets. A multiplier, or "performance factor", is determined for each participant based on individual performance. The multiplier may increase or decrease the normal, or "target", incentive award for participants; however, the maximum multiplier is one and a half times (1.5x) the target incentive award. The target award is established by applying a fixed percentage to the midpoint of the participant's salary range.

         The Committee sets the performance factor for the CEO, and reviews and approves the CEO's recommendations for the performance factors of the other corporate and subsidiary officers.

         1992 Long-Term Incentive Plan

         The purpose of the 1992 Long-Term Incentive Plan (the "1992 Plan") is to reward key employees of the Corporation for the sustained creation of value for the Corporation's shareholders. The 1992 Plan provides a means whereby participants are given an opportunity to share financially in this value through options. For executive officers and certain other participants, a deferred cash incentive may also be granted.

         Participation in the 1992 Plan is limited to key employees of the Corporation who, in the opinion of the Committee, have the opportunity to materially influence the Corporation's long-range performance. To date, approximately 45 employees have been selected to participate. Options under this Plan have been granted on the first day of the Corporation's fiscal year in each of 1992, 1993, 1994, 1995, and 1996; an average of 249,774 options have been granted each year. Employees are recommended for participation by the President/CEO of the Corporation and designated as participants by the Committee. In determining who will participate in the 1992 Plan, the Committee takes into consideration an employee's salary grade, scope of responsibilities, and potential contributions to the success of the Corporation. A participant in the 1992 Plan during a particular year is not eligible in that year to receive stock option grants under the Corporation's other incentive stock option plans.

         The 1992 Plan provides the opportunity for each participant to receive an annual grant of options, and to have the vesting of granted options accelerated based on the total shareholder return (stock price appreciation including reinvested dividends) of the Corporation over a rolling three-year performance cycle relative to the total shareholder return of each member of a group of peer companies over the same period. The peer companies are selected by the Committee. In the absence of accelerated vesting, each option vests on the tenth anniversary of the date of grant. Acceleration of a participant's right to exercise options granted under the 1992 Plan is dependent on the Corporation's percentile ranking as compared with each member of the peer group. Based on the Corporation's percentile ranking, all or part of each option grant may become available for exercise prior to its expiration date. The percentage of a grant which vests ranges from zero (if relative performance is below the 40th percentile) up to 100% (if relative performance is at the 80th percentile or above). The Committee believes that stock option grants under the 1992 Plan are an effective way for the Corporation to align the interests of the Corporation's executive officers and other key employees with its shareholders.
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         Compensation of the Chief Executive Officer

         Mr. Bernard served as the Corporation's President and Chief Executive Officer until his October 1995 retirement. Mr. Bernard received no salary increase during the fiscal year.

         Effective November 1, 1995, Mr. Hough was promoted to President and Chief Executive Officer of the Corporation and President of Van Waters & Rogers Inc. Mr. Hough also retained his responsibility for the Corporation's Canadian operations for the balance of the fiscal year. Mr. Hough's salary was increased to $380,000 per year on this appointment. The Committee deems the increase to be fair and appropriate and will continue to review the CEO's compensation. It is the Committee's intent through the use of a regression model to establish the CEO's compensation at or near the median level of those chief executives comprising the peer group used for comparison purposes under the 1992 Plan.

         As noted above, Mr. Bernard received no annual incentive for the past fiscal year and Mr. Hough received an annual incentive pursuant to the Incentive Plan relating to the performance of the Canadian operations.

         As an incentive for future performance and consistent with the long-term incentives awarded by peer companies, the Committee granted Mr. Hough non-qualified stock options (with a related deferred cash incentive) to purchase 18,571 shares under the 1992 Plan and Mr. Bernard non-qualified stock options (with a related deferred cash incentive) to purchase 20,057 shares under the 1992 Plan. These grants provide an incentive for the CEO to continue to build shareholder value.

         Compensation of Former Executive Officers Pursuant to Separation Agreements

         The Corporation granted Mr. Bernard a benefits package consistent with his executive position and tenure with the Corporation when he retired as an executive officer of the Corporation on October 26, 1995. In addition, the Corporation granted Mr. Alampi a benefits package consistent with his executive position when he resigned as an executive officer of the Corporation on October 26, 1995. The terms of the Corporation's agreements with Mr. Bernard and Mr. Alampi are described under the heading "Certain Relationships and Related Transactions--Employment Separation Agreements" below.

The Compensation Committee

Andrew V. Smith, Chair
Richard E. Engebrecht
Roger L. Kesseler
Curtis P. Lindley
Nicolaas J. Westdijk